Exhibit (h)(4)

YIELD CALCULATION SERVICES AGREEMENT

THIS AMENDED AND RESTATED AGREEMENT is made as of February 6, 2007, by and between Russell Investment Funds, a Massachusetts business trust having its principal place of business at 909 A Street, Tacoma, Washington 98402 (the “Fund”), and State Street Bank and Trust Company, a Massachusetts trust company having its principal place of business at 225 Franklin Street, Boston, Massachusetts 02110 (“State Street”).

WHEREAS, the Fund (formerly known as Russell Insurance Funds) and State Street have heretofore entered into a Custodian Agreement dated August 5, 1996, as amended (the “Custodian Agreement”);

WHEREAS, the Fund desires to disclose in its prospectus, statement of additional information and advertising, certain yields;

WHEREAS, the Fund is a “series” type investment company registered under the Investment Company Act of 1940 and currently has 5 separate series (each, a “Series”);

WHEREAS, the Fund desires to have State Street calculate the 30 Day SEC Yield (as defined below) for those Series specified herein; and

WHEREAS, State Street is willing to perform such calculations pursuant to the terms hereof;

NOW THEREFORE, the parties hereto agree as follows:

(1)	The Fund hereby instructs State Street to calculate daily the 30 Day SEC Yield in accordance with Schedule A, as may be amended from time to time, for each of the Series listed in Schedule B, as may be amended from time to time. State Street shall promptly communicate the result of such calculation, and all supporting documentation relating to the calculation, to the Fund or its designee.

(2)	In making the calculations hereunder, State Street shall use such price or statistical data, and other information as set forth in Schedule C, as may be amended from time to time, which data or information shall be provided by the parties named therein.

(3)

State Street shall have no responsibility to review, confirm or otherwise assume any duty with respect to the accuracy or correctness of any data supplied to it by the Fund, any of the Fund’s designated agents, designated third party providers which the Fund or its designee may have selected pursuant to Section 2, or by third party service providers designated pursuant to the Custodian Agreement. In addition, State Street shall be held to the level of care and subject to the terms of the Custodian Agreement with regard to all information used to make any calculation hereunder that is obtained, maintained or calculated pursuant to the Custodian Agreement.

(4)	The Fund shall provide, from time to time as may be appropriate, and State Street shall be entitled to rely on, the written standards and guidelines to be followed by State Street in applying the calculation methods set forth in Schedule A. In the event that the calculations as provided hereunder or the application to a Series of a standard or guideline is not free from doubt or in the event there is any question as to the characterization of a particular security or any aspect of a security or a payment with respect thereto (e.g., original issue discount, participating debt security, income or return of capital, etc.) or otherwise or as to any other element of the calculation which is pertinent to a Series, then, upon timely request for clarification from State Street, the Fund or its designated agent shall have the full responsibility for making the determination of how the security, or payment is to be treated for purposes of the calculations to be performed hereunder and how the calculation is to be made and shall inform State Street thereof on a timely basis. All standards, guidelines and other information described herein shall initially be set forth on Schedule A hereto. State Street shall have no responsibility to make independent determinations with respect to any item which is covered by this section, and shall not be responsible for the failure of its calculations to reflect such determinations which have not been communicated to State Street by the Fund.

(5)	The Fund shall inform State Street in the event the Fund desires to change the method or standards for making any calculation hereunder. State Street shall not be responsible for any such changes unless they have been furnished to State Street in writing and State Street has had a reasonable amount of time to act on such instruction.

(6)	In a carrying out the provisions of this Agreement, State Street shall be entitled to the benefit of the exculpation and indemnity provisions of the Custodian Agreement. In no event shall State Street be liable for indirect, special or consequential damages.

(7)	This Agreement shall become effective as of its execution, shall continue in full force and effect until terminated, may be amended at any time by mutual agreement of the parties hereto and may be terminated by either party by an instrument in writing delivered or mailed postage prepaid to the other party such termination to take effect not sooner than thirty (30) days after the day of such delivery or mailing;

(8)	For performance of its services and expenses hereunder, State Street shall be entitled to receive reasonable compensation, as agreed upon from time to time between the Fund and State Street.

(9)	If the Fund forms additional Series for which it desires State Street to perform the services covered by this Agreement, Schedule B hereto may be amended in writing, signed by each of the parties.

(10)	This Agreement supersedes and terminates, as of the date hereof, all prior agreements between the Fund on behalf of each of the Series and State Street relating to the calculation of any performance results, including, but not limited to, the 30 Day SEC Yield.

(11)	In connection with the operation of this Agreement, State Street and the Fund may from time to time agree on such provisions interpretative of or in addition to the provisions of this Agreement as may in their joint opinion be consistent with the general tenor of this Agreement. Any such interpretative or additional provision shall be in writing signed by each party and shall be annexed hereto.

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed in its name and on behalf by a duly authorized representative as of the date written above.

RUSSELL INVESTMENT FUNDS

By:
Name:	(printed):
Title:

STATE STREET BANK AND TRUST COMPANY

By:
Joseph L. Hooley
Executive Vice President

SCHEDULE A

30 Day SEC Yield =	2	[	(	a-b	+ 1)	[6]	-1	]
cd

Where

a = Dividend and interest income for the period

b = Expenses accrued for the period (net of expense reimbursement)

c = Average daily number of shares outstanding during the period that were entitled to receive dividends

d = Maximum offering price per share on the last day of the period

30 Day SEC Tax-Equivalent Yield = 30 Day SEC Yield / (1-r)

Where

30 Day SEC Yield = as calculated above

r = Current tax rate

To calculate interest earned on debt obligations for purposes of “a” above:

(a)	Calculate the yield to maturity of each obligation held by the Fund based on the market value of the obligation (including actual accrued interest) at the close of business on the last business day of each month or, with respect to obligations purchased during the month, the purchase price (plus actual accrued interest). The maturity of an obligation with a call provision(s) is the next call date on which the obligation reasonably may be expected to be called, or if none, the maturity date.

(b)	Divide the yield to maturity by 360 and multiply the quotient by the market value of the obligation (including actual accrued interest) to determine the interest income on the obligation for each day of the subsequent month that the obligation is in the portfolio. Assume that each month has 30 days. Yield will be calculated based upon a rolling 30-day average.

(c)	Total the interest earned on all debt obligations and all dividends accrued on all equity securities during the 30-day (or one month) period. Although the period for calculating interest earned is based on calendar months, a 30-day yield may be calculated by aggregating the daily interest on the portfolio from portions of 2 months. In addition, a Fund may recalculate daily interest income on the portfolio more than once a month. Yield will be calculated based upon a rolling 30-day average.

(d)	For a tax-exempt obligation issued without original issue discount and having a current market discount, use the coupon rate of interest in lieu of the yield to maturity. For a tax-exempt obligation with original issue discount in which the discount is based on the current market value and exceeds the then-remaining portion of original issue discount (market discount), base the yield to maturity on the imputed rate of the original issue discount calculation. For a tax-exempt obligation with original issue discount, where the discount based on the current market value is less than the then-remaining portion of original issue discount (market premium), base the yield to maturity on the market value.

For discount and premium on mortgage or other receivables-backed obligations that are expected to be subject to monthly payments of principal and interest (“paydowns”):

(a)	Account for gain or loss attributable to actual monthly paydowns as an increase or decrease to interest income during the period; and

(b)	The Fund may elect:

(i)	To amortize the discount and premium on the remaining securities, based on the cost of the securities, to the weighted average maturity date, if the information is available, or to the remaining term of the securities, if the weighted average maturity date is not available; or

(ii)	Not to amortize the discount or premium on the remaining securities.

Solely for the purpose of calculating yield, recognize dividend income by accruing 1/360 of the stated dividend rate of the security each day that the security is in the portfolio.

SCHEDULE B

SERIES LIST

Fund List	Fund Name
GUEC	CORE BOND FUND

SCHEDULE C

DESIGNED THIRD PARTY SOURCES

Required Information	Responsible Party
Dividend/Distribution Schedule	Administrator (Fund of Funds only)
Dividend/Distribution Declaration	Administrator (Fund of Funds only)
Capital Stock Activity Report	Transfer Agent
Expense Budget	Administrator
Amortization Policy	Administrator
Accounting Policy/Complex Investments	Administrator
Net Asset Value	Custodian
Current tax rate	Administrator